UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Name Change Effective Date

The Nasdaq marketplace effective date of the change of name from “Top Win International Limited” to “AsiaStrategy” (Nasdaq: SORA) will be August 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2025	Top Win International Limited

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Director and Co-Chief Executive Officer

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